SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-7724
(Check one)

[ ] Form 10-K and Form 10-KSB          [X] Form 11-K

[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For period ended           December 31, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant    Snap-on Incorporated 401(k) Savings Plan, the
                                Snap-on Incorporated 401(k) Personal Savings
                                Plan for Collective Bargained Groups, and the
                                Snap-on Incorporated 401(k) Personal Savings
                                Plans for Subsidiaries

     Former name if applicable  N/A


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     Address of principal executive office:        10801 Corporate Drive
     City, state and zip code:                     Pleasant Prairie, WI  53158

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As a result of the uncertainty regarding the application of certain provisions of the Sarbanes-Oxley Act of 2002 to the Form 11-K for the plans listed under "Registrant Information", the Registrant is unable to file the 11-K without unreasonable effort. Accordingly, this Form 12b-25 is filed to extend the filing deadline for the Form 11-K until July 14, 2003.



                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Paul C. Prickett                                     262-656-5401
(Name)                                      (Area Code) (Telephone Number)


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     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Snap-on Incorporated 401(k) Savings Plan, the Snap-on Incorporated 401(k) Personal Savings Plan for Collective Bargained Groups and the Snap-on Incorporated 401(k) Personal Savings Plans for Subsidiaries

                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003    By: /s/ Paul C. Prickett
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                           Paul C. Prickett, as Plan Administrator of the Plans




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